上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

05010829

Our Ref: SIHL/ADR/05

26th August 2005

RECEIVED
2005 AUG 30 P 3:

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 25th August 2005 in respect of the 2005 interim results of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Hand)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dlw 8/30

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

ANNOUNCEMENT OF 2005 INTERIM RESULTS

RESULTS

The Board of Directors of Shanghai Industrial Holdings Limited ("the Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries ("the Group") for the six months ended 30 June 2005 and the unaudited consolidated balance sheet of the Group as at 30 June 2005 together with the comparative figures in 2004.

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2005

	Notes	Unaudited Six months ended 30 June 2005 HK$'000	2004 HK$'000 (restated)
Turnover	3	2,714,218	1,692,465
Cost of sales		(1,611,172)	(722,166)
Gross profit		1,103,046	970,299
Investment income		197,468	89,886
Other operating income		102,503	7,001
Distribution costs		(379,318)	(386,521)
Administrative expenses		(339,616)	(179,631)
Other operating expenses		(28,497)	(151,462)
Finance costs		(34,234)	(7,730)
Share of results of jointly controlled entities		20,889	75,338
Share of results of associates		58,407	150,038
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities		14,187	688,596
Allowance for amount due from a jointly controlled entity		–	(33,376)
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity		(1,409)	(113,386)
Discount on acquisition of additional interest in a subsidiary		141	–
Profit before taxation	4	713,567	1,109,052
Taxation	5	(87,505)	(122,858)
Profit for the period		626,062	986,194
Attributable to			
– Equity holders of the parent		520,732	927,037
– Minority interests		105,330	59,157
		626,062	986,194
Dividends	6	336,347	303,465
Earnings per share	7		
– Basic		HK54.2 cents	HK97.8 cents
– Diluted		HK54.0 cents	HK96.9 cents

CONDENSED CONSOLIDATED BALANCE SHEET
At 30 June 2005

	30 June 2005 HK$'000 (unaudited)	31 December 2004 HK$'000 (audited and restated)
Non-Current Assets		
Investment properties	45,672	45,672
Property, plant and equipment	2,014,343	1,892,434
Lease premium for land – non-current portion	203,795	185,782
Toll road operating right	1,769,146	1,784,651
Intangible assets	46,070	39,206
Goodwill	359,162	346,204
Negative goodwill	–	(2,203)
Interest in jointly controlled entities	2,507,942	2,139,789
Interest in associates	4,304,144	4,367,157
Investments in other projects	–	51,032
Investments in securities	–	245,512
Available-for-sale investments	280,063	–
Derivative financial instruments	10,186	–
Loan receivable	2,406	2,748
Deposits paid on acquisition of property, plant and equipment	49,426	25,821
Deferred tax assets	42,468	33,232
	11,634,823	11,157,037
Current Assets		
Lease premium for land – current portion	4,208	2,162
Inventories	1,156,658	877,785
Trade and other receivables	1,559,965	1,487,294
Investments in securities	–	1,084,036
Investments held for trading	1,642,750	–
Placement of deposits with financial institutions	193,664	188,962
Pledged bank deposits	39,480	43,121

(5) TAXATION

	Unaudited Six months ended 30 June 2005 HK$'000	2004 HK$'000
The charge (credit) comprises:		
Current period taxation of the Company and its subsidiaries		
– Hong Kong Profits Tax	36,150	45,140
– PRC income tax	48,713	42,297
	84,863	87,437
Underprovision of Hong Kong Profits Tax in prior years	–	37,496
Under(over)provision of PRC income tax in prior years	3,543	(1,444)
	88,406	123,489
Deferred taxation	(901)	(631)
	87,505	122,858

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the period.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under relevant rules. The current period's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 15% to 33%.

(6) DIVIDENDS

	Unaudited Six months ended 30 June 2005 HK$'000	2004 HK$'000
2004 final dividend paid of HK35 cents (2003 final dividend: HK32 cents) per share	336,347	303,465

The directors have determined that an interim dividend of HK20 cents per share (2004 interim dividend: HK20 cents per share, totaling approximately HK$191,602,000) will be paid to shareholders of the Company whose names appear on the Register of Members on 20 September 2005.

(7) EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent for the six months ended 30 June 2005 is based on the following data:

	Unaudited Six months ended 30 June 2005 HK$'000	2004 HK$'000
Profit for the period attributable to equity holders of the parent and earnings for the purpose of basic and diluted earnings per share	520,732	927,037

	Unaudited Six months ended 30 June 2005 Number of shares	2004 Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	960,626,149	947,890,170
Effect of dilutive potential ordinary shares in respect of share options	4,109,346	8,564,685
Weighted average number of ordinary shares for the purpose of diluted earnings per share	964,735,495	956,454,855

(8) TRANSFER TO AND FROM RESERVES

During the period, the Group's subsidiaries, jointly controlled entities and associates in the PRC appropriated, net of minority interests' share, approximately HK$29,670,000 (2004: HK$12,676,000) out of profit for the period to the PRC statutory reserves. Also, approximately HK$nil (2004: HK$736,000) was transferred out of the PRC statutory reserves to the accumulated profits on disposal of interest in a subsidiary.

(9) CHANGES IN ACCOUNTING POLICIES

(A) Details on Changes in Accounting Policies

Except for the changes in accounting policies arising from the adoption of HKFRSs with effect from 1 January 2005 as described below, the accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004.

HKFRS 2 "Share-based Payment"

In the current period, the Group has applied HKFRS 2 *Share-based Payment* which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares. The principal impact on the Group is in relation to the expensing of the fair value of directors' and employees' share options determined at the date of grant of the share options over the vesting period. Previously, the Group did not recognize the financial effect of these share options until they were exercised.

The Group has applied HKFRS 2 on 1 January 2005. The Group has applied HKFRS 2 retrospectively to share options granted after 7 November 2002 and had not yet vested on 1 January 2005 in accordance with the relevant transitional provisions.

HKFRS 3 "Business Combinations"

In the current period, the Group has applied HKFRS 3, *Business Combinations*, which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarized below:

Goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and goodwill arising on acquisitions after 1 January 2001 was capitalized and amortised over its estimated useful life.

The Group adopted HKFRS 3 *Business Combinations* with effect from 1 January 2005, goodwill previously

BUSINESS REVIEW

The unaudited consolidated profits for the Group for the six months ended 30 June 2005 amounted to HK$521 million. Compared to the profit figure of HK$927 million from the same period last year, the profit represented a decrease of 43.8%. The decline was mainly due to an exceptional profit of over HK$600 million brought to the Group from the listing of Semiconductor Manufacturing International Corporation ("SMIC") last year. However, the Group's two core businesses – infrastructure facilities and medicine – recorded an increase in net profit of 57.7% and 13.8% respectively. The Directors have declared an interim dividend of HK20 cents per share, with a dividend payout ratio of 36.9%.

Following the completion of legal procedures pertaining to the acquisition of Shanghai Industrial United Holdings Co. Ltd. ("SI United") in December 2004, the Group entered into asset swap transactions with Shanghai Pharmaceutical (Group) Co. Ltd. ("Shanghai Medical Group") and SI United during the period. The Group has also taken an active part in acquiring business and increasing the equity stake of its existing quality businesses. Projects undertaken ranged from water services to medicine and printing, involving an aggregate investment of RMB800 million.

- *Entering into agreement with Shanghai Medical Group; acquiring and divesting of joint venture projects*

  2005 was a crucial year for the Company as considerable efforts were made to restructure the Group's businesses. In April 2005, the Group entered into an agreement with Shanghai Medical Group for the acquisition of a further 40% share interest in Shanghai Medical Instruments Co. Ltd. ("Shanghai Medical Instruments") at a consideration of RMB75.8 million and the disposal of its 48% share interest in Shanghai Sunve Pharmaceutical Co. Ltd. ("Sunve Pharmaceutical") at a consideration of RMB155.8 million. This has set the stage for the restructuring of the Group's pharmaceutical business. Upon completion of the transactions, the Group would cease to have any equity interest in Sunve Pharmaceutical while raising its share interest in Shanghai Medical Instruments to 99%. Establishing a reputation for its products and maintaining a considerable market share, Shanghai Medical Instruments is poised to become the development platform for the Group's medical equipment business.

- *Asset swap with SI United signified the beginning of the Group's business restructuring program*

  In June 2005, the Company entered into an asset swap framework agreement with SI United, a subsidiary listed on the A Share Market of the Shanghai Stock Exchange. Under the agreement, the Company would dispose of certain pharmaceutical assets including a 61% share interest in Xiamen Traditional Chinese Medicine Co. Ltd. ("Xiamen TCM"), a 55% share interest in Liaoning Herbapex Pharmaceutical (Group) Co. Ltd. ("Liaoning Herbapex"), a 51% share interest in Hangzhou Huqingyutang Pharmaceutical Co. Ltd. ("Huqingyutang Pharmaceutical") and a 29% share interest in Hangzhou Huqingyutang Drugstore Co. Ltd. for a total consideration of approximately RMB445 million. In return, the Company will acquire certain commercial retail chain assets of SI United including a 21.17% share interest of Lianhua Supermarket Holdings Co. Ltd. ("Lianhua Supermarket") and a 22.21% share interest of Shanghai Century Lianhua Supermarket Development Co. Ltd. at a total consideration of RMB433 million. Lianhua Supermarket is an H Share company listed on the Main Board of the Stock Exchange of Hong Kong. The transaction has been approved by SI United's independent shareholders and the Company's Shareholders, which together hold more than 50% in nominal value of the shares conferring voting rights at a general meeting of the Company. The asset swap signified the beginning of the Group's pharmaceutical business restructuring program. SI United will become a listed company specialising in pharmaceutical business through the swapping of its commercial retail chain assets for pharmaceutical assets. This will further enhance the market position, brand building activity and long-term profitability of SI United and will in turn benefit the overall performance of the Group.

- *Increasing equity interest in existing quality businesses and consolidating resources to enhance overall efficiency*

  During the period, the Group increased its equity interests in its existing quality businesses, and consolidated its resources in order to improve overall efficiency. These businesses include Huqingyutang Pharmaceutical, Xiamen TCM, Hebei Yongxin Paper Co. Ltd., Zhejiang Huzhou Tianwai Paper Co. Ltd., Chengdu Jiuxing Printing and Packing Co. Ltd. and Chengdu Wing Fat Printing Co. Ltd., with total investments amounting to RMB380 million.

Stepping into 2005, the operating environment in China has continued to change and competition intensified as a result of the Government's macro economic measures and the reform of policies and systems. Increases in operating costs have brought considerable pressure to local enterprises. SMIC and Shanghai Huizhong Automotive Manufacturing Co. Ltd. ("Huizhong Automotive") which specialise in semiconductor, and automobiles and parts businesses respectively suffered losses during the period. Despite this, the Group's two core business – infrastructure facilities and medicine – recorded an increase in net profit of 57.7% and 13.8% respectively.

Infrastructure Facilities

For the first six months of 2005, the Group's infrastructure facilities business showed steady growth, bringing a net profit of HK$102 million to the Group, an increase of 57.7% from the same period last year. This accounted for 18.5% of the Group's net profit before net corporate expenses. During the period, General Water of China Co. Ltd. ("GWC") further secured three projects, thereby increasing daily water supply and sewage treatment capacity by approximately 630,000 tonnes. The extension work of Shanghai-Nanjing Expressway (Shanghai Section) and the construction of the Jinhua Section of Yongjin Expressway were in progress. The Shanghai Pudong Container Terminal Project achieved record half-year results since its establishment in 2002.

Water Services

Despite increased competitions during the period, GWC successfully secured three water projects with investment amounts totalling RMB425 million, namely Shaanxi Xianyang Water Supply Project, Shaanxi Xianyang "Yinshi Guo Wei" Water Supply Project and Shenzhen Longhua Sewage Treatment Plant BOT Project. At the end of last year, the joint venture projects at Xiangtan, Hunan Province and at Bengbu, Anhui Province were put into operation, while the BOT (built-operate-transfer) project at Huzhou City, Zhejiang Province started construction. Presently, the water services projects held by GWC has an aggregate water supply and sewage treatment capacity of 3.4 million tonnes.

Toll Roads

Affected by the extension work of the Jiangsu Section, the operating results of the Shanghai-Nanjing Expressway (Shanghai Section) recorded a decline during the period. Daily average toll revenue amounted to RMB507,900, a decrease of 2% from the second half of the previous year. During the period, revenue from principal operations amounted to RMB92.18 million and net profit was RMB56.12 million. The extension work of the Shanghai-Nanjing Expressway (Shanghai Section) progressed steadily as planned. Pilot piling was successfully carried out in mid June, marking the actual commencement of the extension works of the Shanghai-Nanjing Expressway (Shanghai Section). The whole project is expected to be completed by the end of next year. Yongjin Expressway (Jinhua Section) is scheduled to open for traffic in the fourth quarter of this year and is anticipated to bring in steady revenue to the Group.

Port Facilities

The performance of Shanghai Pudong International Container Terminals Ltd. was good with higher-than-expected results. Despite the impact of the commencement of operation of Shanghai Pudong Container Terminal Phase 5 early this year and the cancellation of two routes of the company since January 2005, the company managed to increase container volume by utilising scientific methods for loading and unloading. As a result, not only were operating results unaffected, the company achieved the best ever half-year performance since its establishment in 2002. For the six months ended 30 June 2005, the company's [illegible] while turnover and profit were RMB423 million and RMB228 million, representing an

	30 June 2005	31 December 2004
Net Current Assets	6,768,329	6,885,517
Total Assets Less Current Liabilities	18,403,152	18,042,554
Capital and Reserves		
Share capital	96,711	95,864
Reserves	15,814,534	15,518,997
Equity attributable to equity holders of the parent	15,911,245	15,614,861
Minority interests	1,520,641	1,476,366
Total Equity	17,431,886	17,091,227
Non-Current Liabilities		
Long-term bank and other borrowings	870,994	859,390
Deferred tax liabilities	100,272	91,937
	971,266	951,327
	18,403,152	18,042,554

Notes:

(1) INDEPENDENT REVIEW

The interim results for the half-year ended 30 June 2005 are unaudited, but have been reviewed in accordance with the Statement of Auditing Standards No. 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by Deloitte Touche Tohmatsu, whose unmodified review report is included in the interim report to be sent to shareholders.

(2) BASIS OF PREPARATION

The Group has adopted all new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations (collectively referred to as "new HKFRSs") issued by the HKICPA up to 30 June 2005 pertinent to its operations. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except for those changes in relation to the adoption of the new HKFRSs.

The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and the consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities have been changed. The adoption of the new HKFRSs requires changes in certain accounting policies and have an effect on how the results for the current or prior accounting periods are prepared and presented. Additional information is set out in note (9).

(3) SEGMENT INFORMATION BY BUSINESS

For the six months ended 30 June 2005

	Infrastructure facilities *HK$'000*	Medicine *HK$'000*	Consumer products *HK$'000*	Information technology *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	82,877	1,713,341	918,000	-	2,714,218
Segment results	84,314	205,875	302,987	77,960	671,136
Net unallocated corporate expenses					(15,550)
Finance costs					(34,234)
Share of results of jointly controlled entities	10,849	25,457	(22,541)	7,124	20,889
Share of results of associates	-	13,895	99,181	(54,669)	58,407
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					14,187
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity					(1,409)
Discount on acquisition of additional interest in a subsidiary					141
Profit before taxation					713,567
Taxation					(87,505)
Profit for the period					626,062

For the six months ended 30 June 2004

	Infrastructure facilities *HK$'000*	Medicine *HK$'000*	Consumer products *HK$'000*	Information technology *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	103,487	607,043	981,935	-	1,692,465
Segment results	76,957	81,875	302,593	(2,151)	459,274
Net unallocated corporate expenses					(109,702)
Finance costs					(7,730)
Share of results of jointly controlled entities	1,113	3,258	70,761	206	75,338
Share of results of associates	737	4,551	92,083	52,667	150,038
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					688,596
Allowance for amount due from a jointly controlled entity					(33,376)
Impairment loss recognised in respect of goodwill relating to a jointly controlled entity					(113,386)
Profit before taxation					1,109,052
Taxation					(122,858)
Profit for the period					986,194

(4) PROFIT BEFORE TAXATION

	Unaudited Six months ended 30 June 2005 *HK$'000*	2004 *HK$'000*
Profit before taxation has been arrived at after charging (crediting):		
Amortisation of goodwill	-	8,030
Amortisation of toll road operating right	15,505	37,323
Amortisation of lease premium for land	2,104	1,081
Depreciation and amortisation of property, plant and equipment	91,259	55,424
Dividend income from investments	(34,599)	(26,447)
(Gain) loss on disposal of property, plant and equipment	(2,065)	783
Gain on disposal of investments held for trading	(29,892)	
Gain on disposal of investments in securities	-	(23,756)
Interest income	(60,543)	(39,072)
Net unrealised gain on fair value changes of investments held for trading	(55,915)	-
Net unrealised loss on investments in securities	-	28,914
Impairment loss recognised on available-for-sale investment	9,879	-
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	3,023	12,341
Share of PRC income tax of associates (included in share of results of associates)	26,175	25,361

... prior period adjustment has been made. In the current period, the Group acquired foreign operations and goodwill arose there from has been translated at the closing rate at 30 June 2005. As there was no significant difference between the exchange rates at the acquisition dates and the closing rate at 30 June 2005, such translation has had no material effect on the balance of the translation reserve at 30 June 2005.

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in profit or loss in the period in which the acquisition takes place. Previously, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance was resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognized all negative goodwill on 1 January 2005, with a corresponding increase to accumulated profits.

In accordance with HKFRS 3, contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Previously, contingent liabilities of acquirees were not recognised separately from goodwill. As no material contingent liabilities of the acquirees were identified in relation to acquisitions that took place in the current period, this change in accounting policy has had no material effect on the goodwill calculation. In addition, because the revised accounting policy has been applied prospectively to acquisitions for which the agreement date is on or after 1 January 2005, comparative figures for 2004 have not been restated.

HKAS 32 Financial Instruments: Disclosure and Presentation

HKAS 39 Financial Instruments: Recognition and Measurement

The adoption of HKAS 32 and HKAS 39 financial instruments will be carried at either amortised cost or fair value, depending on their classification. Movements in fair value will be either charged to profit and loss or taken to equity.

Previously, the interest rate swap entered by the Group was not recognised but only disclosed as an off-balance sheet item, however in accordance to HKAS 39, the Group has valued all derivatives that are within the scope of HKAS 39 at fair value from 1 January 2005 onwards, the Group has applied hedge accounting to account for the interest rate hedging contract entered into by the Group, and its fair value has been accounted for in the balance sheet.

HKAS 17 Leases

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has adopted HKAS 17. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to lease premium for land under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

HKAS 40 Investment Properties

In the current period, the Group has applied HKAS 40, and elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statements to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards. The amount held in investment property revaluation reserve at 1 January 2005 has been transferred to the Group's accumulated profits.

(B) Summary of the Effects of the Changes in Accounting Policies

The effects of the changes in the accounting policies described above are as follows:

(i) On results

	Unaudited Six months ended 30 June 2005 *HK$'000*	2004 *HK$'000*
Goodwill no longer amortised	14,399	–
Recognition of share options granted to directors and employees as expenses	(1,388)	(3,020)
Recognition of discount on acquisition of additional interest in a subsidiary as income at the time the acquisition took place	141	-
Increase (decrease) in profit for the period	13,152	(3,020)

(ii) On consolidated income statement line items

	Unaudited Six months ended 30 June 2005 *HK$'000*	2004 *HK$'000*
Decrease in administrative expenses	10,520	-
Decrease in share of results of jointly controlled entities	(3,175)	(15,361)
Decrease in share of results of associates	(23,532)	(25,361)
Decrease in taxation	29,198	37,702
Increase in discount on acquisition of additional interest in a subsidiary	141	-
	13,152	(3,020)

(iii) On consolidated balance sheet items

	As at 31.12.2004 (originally stated) *HK$'000*	Adjustments *HK$'000*	As at 31.12.2004 (restated) *HK$'000*	Adjustments *HK$'000*	As at 1.1.2005 (restated) *HK$'000*
Property, plant and equipment	2,080,378	(187,944)	1,892,434	-	1,892,434
Interest in jointly controlled entities	2,142,809	(3,020)	2,139,789	-	2,139,789
Lease premium for land	–	187,944	187,944	-	187,944
Derivative financial instruments	-	-	-	(3,328)	(3,328)
Negative goodwill	(2,203)	-	(2,203)	2,203	-
Net effects on assets and liabilities	4,220,984	(3,020)	4,217,964	(1,125)	4,216,839
Accumulated profits	5,904,157	(5,400)	5,898,757	(834,788)	5,063,969
Share options reserve	-	2,800	2,800	-	2,800
Investment property revaluation reserve	514	-	514	(514)	-
Goodwill reserve	(837,505)	-	(837,505)	837,505	-
Hedging reserve	-	-	-	(3,328)	(3,328)
Total effects on equity	5,067,166	(2,600)	5,064,566	(1,125)	5,063,441
Minority interests	1,476,786	(420)	1,476,366	-	1,476,366
Net effect on equity	6,543,952	(3,020)	6,540,932	(1,125)	6,539,807

The application of the new HKFRSs has had no effect to the Group's equity at 1 January 2004.

... been consolidated into the Group's accounts since 2005.

Chinese Medicine and Health Food

The Group's Chinese prescription drugs, in particular injection products, grew rapidly. "Dengfeng" Shen Mai Injection had a record turnover of RMB172 million, an increase of 14.9% from the same period last year. The sales of "Dengfeng" Dan Shen Injection and "Dengfeng" Herba Houttuyniae Injection have seen rapid growth at the rates of 17.8% and 58.4% from the same period last year respectively. The Group acquired Liaoning Herbapex, a company which specialises in Chinese medicine manufacture and sale, last year. The company recorded a rise of income and net profit at 11.1% and 6.3% respectively over the corresponding period last year. Its main product "Cang Song" Rupixiao Tablets achieved a turnover of RMB51.93 million. The results of Huqingyutang Pharmaceutical recorded substantial growth compared to the corresponding period last year. For the period ended 30 June 2005, turnover and profit before taxation amounted to RMB122 million and RMB22.86 million, representing 39% and 11% growth respectively compared to the corresponding period last year. The sales of OTC medicine "Qingchunbao" Anti-aging Tablets still remained at a stage of adjustment. During the period under review, income amounted to RMB96.42 million, representing a decrease of 46.2% over the corresponding period last year. With regard to health food, "Qingchuanbao" Beauty Capsules recorded a sales revenue of RMB37.94 million, a decrease of 27.6% over the last corresponding period.

Biomedicine

With respect to biomedicine business, the turnover for "Techpool" Luo An (Ulinastatin) amounted to RMB52.75 million during the period under review, representing 28.4% increase over the previous period. The product of Shanghai Sunway Biotech Co. Ltd., G-CSF, has been formally on sale in certain overseas markets including India. During the period, three State Category I new drug projects of the Group made good progress. "H101", a new drug for treating head and neck tumours (nasopharyngeal cancer), has completed Phase III clinical trials. Assessment for the project has made considerable progress and it is expected that new drug certification would be granted this year. After production trials are completed at the workshop equipped with a production capacity of 150,000 pieces, application will be made for GMP certification. Preparation for the commercialisation of "TNF" (Tumour Necrosis Factor), a complementary drug for clinical treatment of cancer, is ready and construction of the production workshop has been carried out as planned. The workshop is scheduled to be set up in October and GMP certification is expected to be received in the first half of 2006. Human Urinary Kallikrein "Kai Li Kang", designed for treatment of hypertension and occlusion cerebral and surrounding blood vessels, has been made available all information required for new drug registration. Having passed the assessment test of the State Food and Drug Administration, the drug has entered the stage of technological evaluation. New drug certification is expected to be granted this year.

Medical Equipment

During the period under review, the Group entered into an agreement with the Shanghai Pharmaceutical Group through which its equity interest in Shanghai Medical Instruments will be increased to 99%. Shanghai Medical Instruments is mainly engaged in such businesses as operating theatre equipment and oral instruments. During the period, Shanghai Medical Instruments recorded a turnover amounting to nearly RMB300 million. Having established a reputation and a strong presence in the Mainland, Shanghai Medical Instruments will serve as the platform for the Group's expansion into the medical equipment business. MicroPort Medical (Shanghai) Co. Ltd. achieved encouraging results during the first half of the year, with turnover and net profit both reaching historical heights of RMB118 million and RMB34.79 million respectively, representing a growth of 2.57 times and 4.91 times respectively over the corresponding period of the previous year. Its products, PTCA balloon catheters and coronary stents, were granted first prize in the 2004 Shanghai Science & Technology Progress Award. The sales of these products grew rapidly.

Consumer Products and Information Technology

During the period under review, the overall results of consumer products and information technology business maintained steady growth and contributed net profit of HK$355 million to the Group. Excluding the exceptional profit from the listing of SMIC last year, profit after tax represented a growth of 19% over the corresponding period of the previous year and accounted for 64.2% of the Group's net profit before net corporate expenses.

Tobacco

During the period, Nanyang Brothers Tobacco Co. Ltd. ("Nanyang Tobacco") recorded a turnover of HK$723 million, representing a decline of 16.5% from the corresponding period of the previous year. The decrease was due to changes in sales policy commencing this year with sales excluding trade discounts. Nanyang Tobacco's profit amounted to HK$210 million during the period under review, representing an increase of 31.8% over the corresponding period of the previous year.

Dairy

During the first half of 2005, Bright Dairy and Food Co. Ltd. ("Bright Dairy") recorded a turnover of RMB3,467 million, representing an increase of 6.8% over the corresponding period of the previous year. A net profit of RMB151 million, representing an increase of 2.9% over the corresponding period was recorded. With increased competitions in the dairy market, Bright Dairy has taken a market-driven approach, upgrading its product mix and raising brand awareness. During the period, the "Bright" trademark of Bright Dairy was once again recognised as a "leading trademark" in Shanghai. The Chinese Academy of International Trade and Economic Cooperation of the Ministry of Commerce has given a triple A ranking to Bright Dairy in terms of trustworthiness.

Automobiles and Parts

The generally sluggish domestic automobile industry in the Mainland with continued downward adjustments of automobile prices has resulted in a significant decline in operating income. At the same time, the under-utilised production capacity has put pressure on the enterprises' fixed costs. During the period, Huizhong Automotive and Shanghai SIIC Transportation Electric Co. Ltd. ("Transportation Electric"), both engaged in automobile and parts businesses, recorded substantial decreases in sales with revenue totalling RMB1,861 million, representing a decrease of 46% from the corresponding period of the previous year. Huizhong Automotive reported losses. Transportation Electric however achieved a profit of RMB14.47 million through implementing effective measures that helped to reduce costs and maximise efficiency.

Printing

During the period, The Wing Fat Printing Co. Ltd. ("Wing Fat Printing") managed to achieve satisfactory results. The company recorded a turnover of HK$283 million and a net profit of HK$64.26 million, representing a growth of 20.4% and 1.5% respectively over the corresponding period of the previous year. During the period, Wing Fat Printing has also made considerable efforts to consolidate internal resources and invested a total of nearly RMB156 million to raise its shareholding in a number of associated enterprises, which became subsidiaries of Wing Fat Printing. These enterprises represent new sources of growth for the Group's printing business.

Semiconductor

The semiconductor industry experienced a downturn in its product cycle since the end of 2004, in particular the foundry sector. As a result, SMIC recorded a loss of US$70.44 million during the period. Despite this, the company maintained a 29.5% increase in sales, amounting to US$528 million. At present, SMIC has formed a partnership with Saifun Semiconductors, Ltd. to license Saifun's NORM® technology for the production of flash memory-based products. The new flash-memory strategy of SMIC will enable the company to meet the increasing demand for flash-based products in the consumer electronics and telecommunication sectors.

PROSPECT

In recent years, the Group has made considerable efforts to rationalise its business, focusing on the areas of infrastructure and medicine businesses, and promoting vertical and in-depth development to achieve synergy in operation. Emphasising healthy cash flow, profitability and growth, and promoting innovative ideas, the Group has reorganised its businesses to ensure that its resources are best deployed. In respect of mergers and acquisitions, the Group will strive to achieve major breakthroughs in order to strengthen its core businesses. The Group has maintained a healthy financial position with about HK$5.2 billion consolidated cash on hand. "Maintaining a strong focus, building on a solid foundation, moving forward in a progressive manner and developing innovative ideas" are the key strategic objectives of the Group. We will strive to create the best value for Shareholders.

Citic Pacific in talks to buy steelmaker

up hopes to acquire 70pc stake in Shijiazhuang Iron & Steel for $1b after business boosted its profits

RNINGS
e Tsang

Pacific is seeking further h in lucrative steel manufact- by acquiring China's largest cer of high-quality steel after business helped drive the 's interim profit up 60.47 per o $2.77 billion.

anaging director Henry Fan g-ling told the *South China ing Post* yesterday that the lomerate was in talks to buy a r cent to 70 per cent stake in -owned Shijiazhuang Iron & in Hebei for about $1 billion.

The deal would not only boost by 50 per cent Citic's total capacity in special steel used for cars and electricity generators to six million tonnes a year but also extend its reach in northern China.

"It will complement our Jiangyin Xingcheng and Xin Yegang plants," Mr Fan said.

A separate listing of the steel division was also on the cards but it would not happen for one or two years, he added.

"Our priority is to create more synergy in the newly acquired assets by consolidating operations of new and existing plants," he said.

Defying sky-rocketing iron ore prices and the country's intensified efforts in curbing fixed investment, the group's steel division doubled its profit contribution to $420 million in the six months to June from $207 million a year earlier.

"Special steel is more resilient to the industry downturn because our products are mainly bearing steel and steel tubes for automobiles and power generation units and their demand has been strong," Mr Fan said.

Armed with $12.37 billion in loan facilities, Citic earmarked between $5 billion and $6 billion for adding steel and property assets this year, he said. The steel and property divisions were the drivers behind the group's interim profit growth, with the underlying profit from property sales in China and Hong Kong surging to $821 million from $244 million previously.

Citic Pacific

Results

6 months	$m
■ Net profit	2,773
■ Revenue	13,637
■ EPS ($)	1.26

Share price ($)


Feb 24 - Aug 25
24
21
Close: 22

Source: Bloomberg
SCMP Graphic

Citic's interim profit included a one-off gain of $700 million from the revaluation of investment properties in accordance with new accounting rules. Stripping out this gain left an underlying profit increase of 19.96 per cent.

Earnings per share were 59.49 per cent higher at $1.26. The interim dividend remained at 30 cents per share.

Mr Fan said the profit outlook for the group's aviation units, Cathay Pacific Airways and Hong Kong Dragon Airlines, was uncertain because of high oil prices. Increased fuel costs eroded the profit contribution of both airlines by 7.07 per cent to $499 million in the first half.

High coal costs continued to affect Citic's power plants on the mainland cutting their profit contribution by 30.28 per cent to $145 million.

However, Citic deputy managing director Peter Lee said a year-on-year increase from 20 per cent to 50 per cent was recorded in the first half depending on individual power plants scattered around Shandong, Jiangsu, Hebei and Inner Mongolia.

He expected improved performance at the power plants in the second half after tariffs were raised in May and coal prices stabilised.



Unicom to invest 1.8b yuan more in network upgrade

TELECOMMUNICATIONS
Georgina Lee

China Unicom plans to spend an extra 1.82 billion yuan this year upgrading its GSM (global system for mobile communications) network to 2.5G standard.

But analysts, who expect Unicom to be broken up as part of a restructuring of the industry before Beijing issues 3G licences next year, said the move had come too late.

The upgrade will provide high-speed mobile data services for Beijing, Shenzhen, Shanghai and Guangdong province.

"Due to our stronger than expected GSM business for the first half and the fact that some provinces are facing tight network capacity resources, we will raise [capital expenditure] by up to 10 per cent of our budget this year," said executive director Shang Bing.

This will mean an increase from 18.23 billion yuan to 20.05 billion yuan.

The news came as the No 2 mobile-phone operator reported a 19.4 per cent drop in first-half net profit to 2.32 billion yuan from 2.89 billion [...] a year earlier, due to losses in its CDMA (code division multiple access) business and slower overall subscriber growth. The figure was in line with expectations.

China Unicom

Results

6 months	M yuan
■ Net profit	2,329
■ Revenue	43,243
■ EPS (fen)	18.5

Share price ($)


Feb 24 - Aug 25
7.50
5.50
Close: 6.25

Source: Bloomberg
SCMP Graphic

As at June, Unicom had 120.53 million subscribers, which is a 33 per cent share of the mobile market of 363.17 million.

Operating revenue rose 10.19 per cent to 43.24 billion yuan from 39.24 billion yuan.

While analysts said the added capital expenditure amount was not significant, they said Unicom was being inconsistent with its CDMA business strategy by appearing to shift its break-even target by the end of this year.

The business made an operating loss of 458 million yuan in the first half.

"Unicom's increasing investment on its GSM network, while at the same time wanting to achieve profitability from its CDMA business, highlights the problem of struggling with two networks," said ICEA telecommunications analyst Bertrand Chui.

"It might be the right move for Unicom to cope with the increased demand for the GSM service but given the fact that it could be forced to sell one of its networks in the anticipated industry restructuring, this is obviously a move that comes too late."

It is widely expected that Unicom's two networks will be split between the two fixed-line players, China Telecom and China Netcom, in the restructuring.

Unicom's CDMA operating loss came after it made a 330 million yuan provision for handset inventory. In the first half, the company paid 2.55 billion yuan in handset subsidies to lure 3.1 million subscribers to the network.

Meanwhile, GSM operating profit stayed flat at 3.86 billion yuan. It added 5.35 million GSM customers for the first half.

Chairman Chang Xiaobing said that average revenue per user was expected to continue to decline.

Coudert split gives US law firm Orrick China entry

ACQUISITIONS
Jane Moir

The Hong Kong and China offices of Coudert Brothers are being acquired by United States law firm Orrick, Herrington & Sutcliffe in the first carve-up of the global practice since its partners decided to go their separate ways.

All partners in the Hong Kong office are being retained, along with one in Shanghai and five in Beijing. Orrick is also offering jobs to all associates and staff in the three practices, amounting to about 80 employees.

The announcement comes swiftly on the heels of a decision by Coudert partners around the globe to disband the firm amid plummeting profits and staff and client poachings.

The deal will give Orrick, a larger firm with more than 750 lawyers in North America, Europe and Asia, a key foothold in China. Although it has been studying the mainland market for at least four years, the firm has no presence there.

"China is among the most competitive markets in the world [for law firms]," Coudert partner Christopher Stephens said yesterday. "At least in Beijing and Shanghai they are aggressively trying to build up their ability."

He described the China practice as Coudert's remaining "crown jewel" after a number of its other core offices were raided by rival firms over the past 12 months. In March, Coudert's London and Moscow offices jumped ship to Orrick.

According to Mr Stephens, Hong Kong and China partners at Coudert had been in "fairly in-depth discussions" with nine international law firms before signing up with Orrick.

There had previously been global talks with Baker & McKenzie but these failed to result in a network-wide agreement. Coudert then gave the green light for "combinations of offices and practice groups with other firms", the Hong Kong/China deal with Orrick being the first.



Unicom chairman Chang Xiaobing says average revenue per user is on a downward trend. Photo: Ricky Chung

Harvey Nichols opening set

RETAILING
Sandy Li

The soft opening of Asia's first Harvey Nichols luxury department store, at the Landmark in Central, is planned for the second week of next month.

Dickson Poon, the chairman of Dickson Concepts (International), which holds the exclusive rights to develop the Harvey Nichols brand in Hong Kong, said the opening of the $100 million store was about a month ahead of schedule.

"We hope this store will set a new benchmark in Asia's luxury retailing industry," he said.

Mr Poon said the retail industry would benefit from an expected tourist influx when Disneyland opens next month.

He identified the mainland as a possible destination for a second Harvey Nichols store in Asia.

"I am planning to expand Harvey Nichols in Asia after it establishes a strong foothold in Hong Kong, and the mainland will definitely be on our list," he said.

Without giving the time table and the operation format, he said mainlanders' spending ability would play a crucial role for the expansion pace of Harvey Nichols in China.

Mr Poon said Dickson Concepts would open a 100,000-square-foot Seibu store in Chengdu, Sichuan province, by March next year.

"We will actively look for retail spaces of between 20,000 sq ft and 100,000 sq ft for the opening of more lifestyle stores in the mainland," he said.

He was optimistic about the prospect of the retail market in Hong Kong, saying Dickson's sales had registered double-digit growth since April.

Commenting on Seibu's closure at Windsor House in Causeway Bay in July next year, Mr Poon said the company was considering finding a replacement site in the same district, one of the busiest shopping areas.

He was confident of having a store in the district, despite key shopping centres being almost fully let. "It is difficult but that does not mean impossible."

Mr Poon said Dickson Concepts had opened a 60,000 sq ft Harvey Nichols store at the Landmark despite the cost of its prime location.

The company has cash on hand of $600 million for future expansion.

BUSINESS DIGEST

NEWS CORP TV VENTURE UPSETS REGULATORS

Beijing has scuppered plans by Rupert Murdoch's News Corp to expand its broadcasts in China as the government tries to curb foreign influence in local programming.

A joint venture allowing the media giant to broadcast Channel V and STAR TV through the Qinghai Satellite TV Station in northwest China fell foul of regulators nearly three months ago, a News Corp executive said.

The venture had operated for six months and could reach more than 100 million people in Qinghai, Liaoning, Xinjiang provinces as well as Chongqing and Beijing municipalities, but it allegedly violated regulations by broadcasting before winning final approval from top authorities.
AFP

KODAK CHANGES TO AFFECT XIAMEN PLANT

Eastman Kodak yesterday said it would shut or reduce manufacturing in some plants in the United States and China, in the latest move by the company as it shifts to digital photography products from traditional film markets, which are in decline. About 900 jobs would be affected, it said.

It will reduce manufacturing capacity for consumer film products at its plant in Xiamen.

Kodak said it would book charges of about US$153 million, primarily related to asset write-offs and severance. The cuts are part of a massive effort, launched in January last year, to transform the world's largest maker of photographic film into a provider of digital products and services.
Reuters

CHINA PARTNER TO PULL OUT OF TIE-UP WITH ALLIANZ

Allianz is set to lose its China life insurance partner, slowing its expansion in a US$40 billion market growing at 30 per cent a year.

"We're pulling out of the venture," Cai Peide, a press official at Dazhong Insurance, said *yesterday. The Shanghai company* will sell its 49 per cent stake in Allianz Dazhong Life Insurance because, it said, it wanted to focus on its property and casualty business.

Finding a new partner may slow expansion at Allianz, whose venture held 0.06 per cent of China's life insurance market last year. "They have to look for another partner from scratch," said Winson Fong of SG Asset Management in Singapore. "It takes time." *Bloomberg*

SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

FINANCIAL REVIEW

I. Financial Performance of the Group

1. Turnover

For the period ended 30 June 2005, the turnover of the Group was increased by 60.4%, it is mainly attributable to the attractive sales growth from the medicine business, which was partly offset by the adjustment in the turnover of the infrastructure facilities and consumer products businesses.

The completion of the acquisition of SI United brought forth very promising growth to the Group's medicine business in turnover for the period. Turnover of SI United comprised a series of products including chemical compound OTC drugs, biomedicine, medical equipment and medicine retailing, greatly enriching the range of the Group's product mix.

The change in turnover of infrastructure facilities business primarily reflected the drop in toll fee income as a result of the beginning of the expansion works undergone at other sections of Hu-Ning Expressway. The pressure brought forth to Hu-Ning Expressway by lower earning was reduced by cost streamlining measures.

Lower turnover of consumer products was attributable to the change of sale terms by Nanyang Tobacco. Under the new terms, sales discounts were deducted directly from turnover instead of being expensed as distribution costs in the previous year. The growth in turnover of printing business remained stable.

2. Profit Contribution from Each Business

	Unaudited Six months ended 30 June 2005 HK$'000	2004 HK$'000 (restated)	Increase (Decrease) %
Infrastructure facilities	101,843	64,590	57.7
Medicine	95,306	83,723	13.8
Consumer products	315,253	360,688	(12.6)
Information technology	39,365	559,438	(93.0)

For the period ended 30 June 2005, the Group recorded a loss in its automobile and parts business due to the impact of marco economic measures implemented in China and price competition. However, tobacco and printing, which also belonged to the consumer products business, achieved continuous growth in profit contribution, offsetting in part the negative impact of the automobile and parts business. Nevertheless, the profit contribution from the overall consumer products business showed a decline.

The semiconductor industry experienced a downturn and SMIC recorded a loss in its operating results for the first half of the year, as compared to a profit previously. Furthermore, no significant exceptional profit was recorded such as the gain from the spin-off of SMIC in the corresponding period last year. Although the rise in share value of China Netcom (Hong Kong), an information technology company, kept the overall information technology business in profit, profit from this business fell significantly as compared to the corresponding period last year.

In respect to infrastructure facilities business, Pudong International, which operates the Waigaoqiao terminal phase one, provided good profit contribution. While GWC was expanding its water supply and water processing capacity, it also started to provide profit contribution to the Group. As a result, infrastructure facilities business recorded a 57.7% growth. Jinyong Expressway, the acquisition of which was completed this year, remained in a developing stage and thus no profit was yet to contribute for the period. It is believed that following the completion of its construction works late this year, the company will become another growth business for the Group.

The medicine and infrastructure facilities businesses, which the Group strove to develop, demonstrated stable growth during the period. The acquisition of SI United was completed at the end of last year. Its operating results were consolidated into the Group during the period, bringing new source of profit to the medicine business. Other medicine businesses also performed well and achieved the expected operating results.

3. Profit before Taxation

(1) Gross profit margin

Gross profit margin for the period was 40.6%, representing a decrease of 16.7% as compared to 57.3% for the corresponding period last year. The decrease was attributable to the consolidation of SI United's profit and loss during the period. Since a portion of SI United's sales belonged to low-margin medicine retailing business, the overall gross margin was lowered despite the increase in turnover of the medicine business at the same time.

(2) Investment income

During the period, investment income increased from HK$89.89 million for the corresponding period last year to approximately HK$197.47 million, driven by the appreciation in value of China Netcom shares held by the Group and the increase of dividend payment arising from the continuous good performance of Pudong International.

(3) Other operating income

Other operating income during the period increased approximately HK$95.50 million, primarily due to the write back of the provision for consumer products business last year and the increase of re-investment tax refund.

(4) Administrative expenses

Administrative expenses during the period increased approximately HK$159.99 million from the corresponding period last year, primarily due to the completion of the acquisition of SI United at the end of last year and increase in the number of subsidiaries consolidated within the consumer products business, which increased the administrative expenses for consolidation.

(5) Other operating expenses

The significant decrease of approximately HK$122.97 million in other operating expenses was mainly due to the fact that provision and investment impairment were made for long-term investments of certain consumer products and medicine business in the corresponding period last year.

(6) Finance costs

Finance costs increased HK$26.50 million, partly driven by the finance costs involved in the consolidation of SI United during the period and also by the higher borrowing expenses caused by rising interest rate.

(7) Share of results of jointly controlled entities

Affected by the macro economic measures implemented in China and price competition, Huizhong Automotive recorded an operating loss for the period, consequently reducing the share of results of jointly controlled entities by approximately HK$54.45 million.

(8) Share of results of associates

During the period, the operating results of SMIC was affected by the cyclical downturn of the semiconductor industry and the company reported a loss during the period as compared to a profit recorded in the corresponding period last year. The Group's share of results of associates consequently decreased by approximately HK$91.63 million.

(9) Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities

The net gain on disposal of interests during the period was brought forth by the disposal of two logistics companies and decreased substantially by approximately HK$674.41 million from the corresponding period last year, when there was a net gain on disposal of [illegible]

Event flop shows city losing its allure

The collapse of Logistics Hong Kong in only its second year speaks volumes about how fast our fair city is falling off the radar screen of a trade transport community that is otherwise desperate to cash in on China's economic growth.

Just five years ago, logisticians from all over the globe flocked to Hong Kong to be schooled on the best-practice strategies for the supply chain and infrastructure that support it; now, the industry's top executives apparently won't support a logistics showcase here.

Part of the problem is that the top decision-makers are suffering from conference fatigue. More and more companies are trying to cash in on the conference boom, resulting in watered-down programmes that deliver very little value to delegates other than the occasional networking opportunity.

Logistics Hong Kong 2005's organisers will refute this but the list of speakers and topics at this year's event was weak – even by today's watered-down standards – and promised little to travel-weary executives who no longer need to go through Hong Kong to access China's riches.

Whether that speaks volumes about the organisers or Hong Kong's fading allure will be debated. By all accounts, however, there has been strong delegate and sponsor response to a container shipping event being put together by the same

Below DECK



Russell Barling

company in Ningbo for October. It is a sad day when Ningbo can draw a bigger crowd for a logistics event than Hong Kong.

The organisers were always fighting an uphill battle to fill the yawning main hall of Wan Chai's convention centre with paying customers this year.

At the insistence of their government paymasters, last year's event organisers opted for the "promote Hong Kong at the expense of meaningful discussion" format, which left many delegates with lighter wallets and a bad taste in their mouths.

"When will these people learn that conferences only work if you get to meet senior people who can really help you in China or if you have independent people who talk about the issues without puffing their companies in the hope of a good bonus? I expect never," a scheduled speaker this year and veteran conference-goer told *Below Deck* yesterday.

This year, the same organisers shed the government's agenda – and its sponsorship – but they may not have been able to shed the dubious image created by the event's inauspicious debut.

Below Deck has to feel that this kind of high-profile collapse would not have been allowed to happen in Singapore or Shanghai where officials understand the value of an image.

Even if they weren't funding the event, Lion City officials would take an interest in its quality, content and ticket sales, simply because it is still an international showcase for Singapore.

When Hong Kong's "premier logistics event" folds in just its second year, what message does that send to multinationals that may be looking to set up their Asian headquarters a little closer to China?

There is a very real prospect that Logistics Hong Kong will never be revived, which, if true, is a development the local logistics community will come to regret.

Self-serving Hong Kongathons such as those organised by the Trade Development Council or Chamber of Commerce are no substitute for an international showcase for promoting brand recognition or service portfolios of local firms. They won't fill hotel rooms, keep taxi meters ticking or generate revenue at the airport.

Event organisers in the logistics space are destined to look at the fate of Logistics Hong Kong and schedule future shows in Shanghai, Bangkok, Singapore and even Macau rather than risk another Hong Kong flop.

With a reduced contribution from the logistics sector – the "fourth pillar" of Hong Kong's economy, according to the government – local officials will find it increasingly difficult to fill the new conference centre at the airport's $2.35 billion Asia-World Expo when it opens in December.

russell.barling@scmp.com



The Logistics Hong Kong fiasco reflects a conference boom that has led to weak programmes that offer very little value to delegates. Photo: SCMP



Rebound in charter rates lifts Jinhui

□ SHIPPING
Russell Barling

A resurgence of spot charter rates for bulk vessels has executives at Jinhui Holdings hopeful of a stron-

1. Capital and shareholders' equity

As at 30 June 2005, the Group had a total of 967,113,000 shares in issue. The number of shares in issue increased by 8,475,000 shares during the period under review, as compared with the 958,638,000 shares in issue at the end of 2004. Based on the closing price of HK$15.15 per share on 30 June 2005, the Group had a market capitalization of approximately HK$14,651.76 million.

The increase in the shareholders' equity as at 30 June 2005 was attributable to both operating profits and the increase in the number of shares in issue during the period under review.

2. Indebtedness

(1) Borrowings

As at 30 June 2005, the total borrowings of the Group amounted to HK$2,143.39 million, primarily representing loans of HK$543.39 million of subsidiaries and a HK$1,600 million five-year term syndication loan. The syndication loan comprises a long-term loan amounting to HK$800 million and a revolving loan of HK$800 million, which have been stated in the balance sheet as long-term bank loan and short-term bank loan respectively. Of the total loans, unsecured credit facility accounted for 93.4%.

(2) Pledge of assets

As at 30 June 2005, the following assets were pledged by the Group in order to secure general credit facilities granted to the Group:

(a) plant and machinery with a net book value of approximately HK$75,864,000;
(b) land and buildings with a net book value of approximately HK$40,772,000;
(c) bank deposits of approximately HK$39,480,000; and
(d) motor vehicles with a net book value of approximately HK$376,000.

(3) Contingent liabilities

As at 30 June 2005, the Group has given guarantees to banks in respect of banking facilities utilized by 西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.) etc of HK$27.43 million in total.

3. Bank deposits and short-term investments

As at 30 June 2005, cash and short-term investments held by the Group amounted to HK$5,190.85 million and HK$1,642.75 million respectively. The proportions of US dollars, Renminbi and HK dollars were 45%, 44% and 11% respectively. Short-term investments mainly consisted of investments such as funds, equity-linked notes, bonds and Hong Kong listed shares.

At present, the Group is in net cash position, having sufficient current capital and a healthy interest cover. However, the Group will review the market situation from time to time and consider the development needs of the Company and look for opportunities to optimize its capital structure.

III Management Policies for Financial Risk

1. Exchange Rate Risk

The Group mainly operates in China and the Hong Kong Special Administration Region and the major exchange rate risks arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group, as HK dollar and Renminbi are both under managed floating system, after review the current market situation, the Group has not entered into any derivative contracts aimed at minimizing exchange rate risks during the period.

On 21 July 2005, the People's Bank of China adjusted the exchange of Renminbi to US dollars from 8.2765 to 8.1100. In view of the magnitude of this adjustment, the appreciation of Renminbi has positive but immaterial impact to the Group.

2. Interest Rate Risk

The major financing loan of the Group is a HK$1,600 million syndication loan. To exercise prudent management against interest rate risks, the Group entered into a structured interest rate hedging agreement against the long-term portion of the syndication loan early in the first half of 2004. The Group will continue to review the market trend, as well as its business operation needs and its financial position in order to identify the most effective tools for interest rate risk management.

EMPLOYEES

There have been no material changes to the information disclosed in the Company's 2004 annual report in respect of the remuneration of employees, remuneration policies and staff development.

AUDIT COMMITTEE

The Audit Committee has reviewed the interim report for the six months ended 30 June 2005 of the Company.

CORPORATE GOVERNANCE

The Company has complied with all the code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months period ended 30 June 2005.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted a code of conduct regarding Directors' and Senior Management's securities transactions of listed companies on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code"), and have made enquires with the Directors that they have complied with the Model Code during the period under review.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period under review.

INTERIM DIVIDEND

The Board of Directors of the Company has resolved to pay an interim dividend of HK20 cents (2004: HK20 cents) per share for the six months ended 30 June 2005. The dividend will be paid on 30 September 2005 (Friday) to Shareholders whose names appear on the Register of Members of the Company on 20 September 2005 (Tuesday).

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 21 September 2005 (Wednesday) to 23 September 2005 (Friday), both dates inclusive, during which period no transfer of shares will be effected. Dividend warrants will be despatched to Shareholders on or about 30 September 2005 (Friday). In order to qualify for the proposed interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Secretaries Limited of 28th Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. on 20 September 2005 (Tuesday).

On behalf of the Board
Cai Lai Xing
Chairman

Hong Kong, 25 August 2005

As at the date of this announcement, the Board of Directors of the Company comprises nine Executive Directors, namely Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Lu Da Yong, Mr. Ding Zhong De, Mr. Lu Shen, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun; three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.



Chief executive He Jangchuan says Beijing North Star will seek other ways of raising funds. Photo: Jonathan Wong

North Star studies reit as stock listing is delayed again

FUND-RAISING
Peggy Sito

Beijing North Star is considering launching a real estate investment trust (reit) to raise fresh capital as its proposed three billion yuan A-share listing is likely to be postponed again amid the latest mainland stock-market shake-up.

The new fund-raising channel will support group projects including those related to the 2008 Olympic Games, according to chief executive He Jangchuan.

After the company's post-interim results announcement, Mr He said Beijing North Star needed three billion yuan for capital expenditure this year and a similar amount next year. "The A-share listing was originally a channel to finance the developments but the plan is likely to be delayed," he said.

Securities regulators are shaking up the capital sector with plans to float all non-tradable shares in more than 1,300 listed companies and new share flotations are not encouraged.

The A-share listing, which was approved by the China Securities Regulatory Commission in March last year, involves the issue of up to 1.5 billion yuan-denominated shares on the Shanghai Stock Exchange and is estimated to raise about three billion yuan.

The listing had been delayed after the central government halted the sale of state shares last year as part of nationwide austerity measures.

"If the issue fails this time, we will resort to other fund-raising methods," Mr He said. "The reit proposal is being studied and we have not decided if it will be launched in Hong Kong or in the mainland."

Reits had become a hot topic on the mainland, Mr He said, but Beijing had not formulated any regulation for the investment tool so far.

The company had been in discussion with some investment banks on the possibility of launching the reit issue, said Hughes Yin Xiusheng, a vice-president of Beijing North Star.

The company has investment properties including convention centres, hotels and offices worth about three billion yuan and they produced rental returns of about 8 per cent.

Apart from launching a reit, the company is also planning a bond issue of up to 1.5 billion yuan and getting large loans from banks.

The company's gearing ratio will surge to 70 per cent from 44 per cent if the bonds are issued.

Mr He said the company was also interested in inviting foreign partners to participate in its Olympic Games-related projects such as the National Convention Centre. But no details were given.

Despite the central government's austerity measures, Mr He said the real estate market in Beijing had shown an upward trend in both price and supply during the first half of the year, reflecting strong actual home demand from end-users.

But the growth rate has slowed in the wake of the tightening policies.

... shipping and Transportation, reach US$73.42 million on a comparative 8 per cent advance in sales to US$117.87 million. It earned two-thirds of its interim profit in the first quarter before charter rates fell dramatically.

The Baltic Dry Index, an average of spot charter rates across all sizes of bulk vessels and an assortment of commodities, fell 64 per cent from a high of 4,835 basis points on April 15 to a low of 1,747 on August 3 before recovering in the past two weeks. It posted a similar third-quarter correction last year.

"Our vessel chartering strategy is proving right in that we have anticipated the seasonality and volatility of the freight rates," said vice-president Raymond Ching. "We secured contracts for much of our tonnage up to the third and fourth quarters, and we will now see those vessels come back to us to be fixed for strong income."

The Baltic index rebounded 50.7 per cent from August 3 to close at 2,634 yesterday.

"We don't expect the Baltic to reach the peak of the first quarter, but we expect it to consolidate at a much healthier level than we saw in the second quarter," said Mr Ching.

Unlike the container shipping sector, firms that transport raw commodities are not staring down the barrel at a huge influx of capacity in the next few years.

Asia's shipyards, which are virtually fully booked until early 2009, have been reluctant to take orders for bulk vessels, which are less profitable than their container and tanker counterparts.

Jinhui, whose fleet is half chartered, lost US$67 million gambling on freight derivatives last year. If those losses and its first quarter, one-off gain of US$20 million for agreeing to end a long-term vessel lease are stripped out, interim earnings grew about 20 per cent year on year.

Oriental axes give-away plan as rivalry grows

MEDIA
Frederick Yeung

The Oriental Press Group, publisher of Hong Kong's largest-circulation Chinese-language daily *Oriental Daily News*, has abandoned plans to convert another newspaper in its fold into a give-away daily.

The group had planned to turn the *Sun*, which has a daily circulation of about 100,000 copies, into a free paper to protect its advertising revenue. But it dropped the idea because of fierce competition.

Two new free dailies, Sing Tao's *Headline Daily* and property agent boss Shih Wing-ching's *am730*, hit the streets last month and together with longer-standing incumbent *Metro*, the three free dailies are now circulating nearly a million copies a day.

"The group had considered converting the *Sun* into a free daily but as there are three free dailies in the market now, they considered it an oversupply," said a source.

Mass-circulation papers such as Next Media's *Apple Daily*, the *Oriental Daily News*, *Sun* and Ming Pao Enterprise's *Ming Pao Daily News*, recorded falls in advertising revenue of 2 per cent to 5 per cent after the free dailies launched. "The overall market share of advertising revenues for the free dailies may reach the 5 per cent level," said an advertising agent.

Merrill Lynch, meanwhile, has noted that about 30 per cent of Oriental Press advertising revenues came from medical and health products and travel agencies. "As the two categories are the main types of advertisers in free dailies, Oriental Press is quite exposed to competition," it said.

Meanwhile, Oriental Press is believed to be close to selling a site adjacent to its Tai Po Industrial Estate headquarters for an estimated $200 million.

"Since the land is in the company books at less than this amount, it will be able to book a one-time gain in the results ended in March next year," a source said.

Shares in the firm rose 2.73 per cent yesterday to close at $1.88.

Medicine to cure Shanghai Industrial's ills

Conglomerate prepares to reposition itself and shift focus to core businesses

RESTRUCTURING
Denise Tsang

Red chip Shanghai Industrial Holdings is in talks to invest up to three billion yuan in a medicine-related project as the conglomerate enters a "crucial" year of reorganising its business focus, according to chairman Cai Laixing.

Announcing the group's 43.8 per cent fall in net profit to $520.73 million for the six months to June, Mr Cai yesterday said that the investment would significantly boost the assets of Shanghai Industrial's fast-growing medicine division.

Mr Cai added that the investment was expected to be concluded next year.

Shanghai Industrial, the Shanghai municipal government's window company in Hong Kong, would be positioned as a micro-conglomerate focusing on medicine, infrastructure, consumer products, information and technology, he said.

"This year will be crucial for us to implement our business restructuring. We are studying how to deal with our non-core businesses, such as tobacco distribution," he added.

Mr Cai hinted at the possibility of the group making some exceptional gains from disposals of these assets in the second half.

An exceptional gain of about $600 million from the spin-off of Semiconductor Manufacturing International Corp (SMIC) in the previous period boosted the group's comparative profit figure in the first half of this year.

Its three mainstream divisions recorded robust growth, led by a 57.7 per cent rise in underlying profit at its infrastructure unit to $102 million, albeit from a low base.

Its medicine unit also grew rapidly, with a 13.8 per cent rise in underlying profit to $95 million. But it was the consumer product and IT division which accounted for the lion's share of earnings, with underlying profit rising 19 per cent to $355 million.

Shanghai Industrial

Results

6 months	$m
■ Net profit	520.73
■ Revenue	2,714
■ EPS (¢)	54.2

Share price ($)


Feb 24 - Aug 25
• Close: 15.35
18
14

Source: Bloomberg
SCMP Graphic

Earnings per share were 44.6 per cent lower at 54.2 cents.

Dividends remained flat at 20 cents per share.

Thomson First Call research showed a full-year profit consensus of $1.15 billion.

Having fallen victim to the downturn in China's vehicle market, the conglomerate's car-parts distribution joint venture, Huizhong Automotive, plunged into the red for the first time, chalking up a 50 million yuan loss in the first-half after making a 141 million yuan profit, Mr Cai said.

"The car market is expected to see a recovery for the remainder of the year and we're hoping for an improved performance at Huizhong," he explained.

SMIC did not fare better, hit by a loss of US$70.44 million, for which a slump in product cycle was blamed. But Mr Cai said: "The worst is behind it."

Shanghai Industrial's infrastructure division, whose activities include supplying drinking water, treating sewage and operating toll roads and bridges, would step up its expansion by tendering for more water projects, he said.

In the first half, the company spent 425 million yuan on two water supply projects in Xianyang, Shaanxi and a sewerage treatment project in Shenzhen.



Cai Laixing is betting on continued growth at Shanghai Industrial's infrastructure and medicine divisions to boost flagging profits. Photo: Dominic Nahr

Coal and interest costs deal blow to Huadian's earnings

ELECTRICITY
Eric Ng

Coal costs and interest expenses are expected again to weigh on Huadian Power International Corp's profit in the second half of the year, according to analysts.

The company - Shandong province's largest power producer - posted a 29.06 per cent year-on-year decline in net profit in the first half this year to 467.58 million yuan despite a 34.23 per cent jump in turnover, based on international accounting standards

Huadian Power

Results

6 months	M yuan
■ Net profit	467.58
■ Revenue	6,399
■ EPS (fen)	7.9

Share price ($)


2.50
• Close: 2.075
Feb 24 - Aug 25
1.90

Source: Bloomberg
SCMP Graphic

whole saw profits decline 1.5 per cent year on year in the first half.

The increase in the price of coal has become the biggest headache plaguing the mainland's power industry in the past year.

The country's largest indepen-

Analysts have forecast an 8.3 per cent rise in net profit to 1.13 billion yuan for the whole of this year according to Thomson First Call.

UBS head of Asian utilities research Alice Hui Suk-fong, who estimated a 1.03 billion yuan full year profit for Huadian, expected that its average tariff increase of 5. per cent and output rise of 25.8 per cent would be more than offset by 25.6 per cent rise in its unit fuel costs and a 30.9 per cent jump in its interest expenses.

Separately, the National Development and Reform Commission

Meeting until the conclusion of the annual general meeting of the Company for the year 2006, i.e. in or around June 2007 and to authorize the board of directors of the Company to determine his remuneration;

3. to consider and approve the appointment of Mr. Tu Shiming as a supervisor of the Company with effect from the conclusion of the Special General Meeting until the conclusion of the annual general meeting of the Company for the year 2006, i.e. in or around June 2007 and to authorize the board of directors of the Company to determine his remuneration;

4. to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:

"**THAT**:

(a) the H share share appreciation rights scheme (the "Scheme") and the methods for the implementation of the Scheme (the "Methods") (copies of the Scheme and the Methods have been produced to this Meeting marked A and B respectively and each has been initialed by the Chairman for the purpose of identification) be and are hereby approved, adopted and confirmed;

(b) the granting of share appreciation rights under the Scheme and the Methods be and is hereby approved and confirmed; and

(c) all matters contemplated under the Scheme and the Methods be and are hereby approved and confirmed."

5. to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:

"**THAT** subject to the passing of ordinary resolution number 4 set out in the notice convening the Special General Meeting at which this resolution is proposed, the supplemental service agreements to be entered into between the Company and each of its non-executive directors (the "Agreements") (copies of the draft Agreements have been produced to this Meeting marked C and initialed by the Chairman for the purpose of identification) be and are hereby approved and confirmed and any one director of the Company (other than the non-executive directors) be and is hereby authorized to:

(a) make such amendments to the Agreements which in his opinion may be necessary, desirable or expedient;

(b) sign the Agreements for and on behalf of the Company; and

(c) do all such further acts and things, execute all such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of and the matters contemplated under the Agreements."

Notes:

(a) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(b) Holders of domestic shares or H shares of the Company, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(c) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) For holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(f) The holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (c) to (d) also apply to the holder of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address is set out in Note (b) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(g) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person shareholder.

(h) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be

...the Jimei University in 1982, majoring in ship management. He began his career in the shipping industry in 1982. Between December 1990 and January 1996, Mr. Xu held the post of chief engineer of Shanghai Maritime Bureau Oil Tanker Company, a subsidiary of CSGC. Between January 1996 and December 1996, Mr. Xu held the posts of assistant of general manager and guidance chief engineer of Shanghai Shipping Oil Transportation Company, a subsidiary of CSGC. Between December 1996 and October 1997, Mr. Xu held the post of deputy chief of the technical department of Shanghai Haixing Shipping Company (now known as China Shipping Development Company Limited ("CSDC"), a company listed on The Stock Exchange of Hong Kong Limited and a subsidiary of CSGC). Between October 1997 and January 1998, Mr. Xu held the post of chief of the technical department of SSGC. Between January 1998 and June 2002, Mr. Xu held the post of deputy general manager of both SSGC and China Shipping Development Oil Tanker Company, a subsidiary of CSDC. Between June 2002 and March 2005, Mr. Xu held the post of deputy general manager of SSGC.

In addition, Mr. Xu currently holds positions in the following subsidiaries of CSGC:

(1) Director –

China Shipping International Ship Management Co., Ltd.
China Shipping Group Logistics Co., Ltd.
China Shipping Agency Co., Ltd.
China Shipping Passenger Liner Co., Ltd.
China Shipping Industry Co., Ltd.
China Shipping Group Gas Investment Co., Ltd.

(2) Supervisor

China Shipping Development Co., Ltd.

Save as disclosed above, Mr. Xu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company and he does not hold any other positions with the Company or its subsidiaries, nor does he have any other previous experience working for listed companies in the last three years. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"). The appointment of Mr. Xu will commence from the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Xu (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective and will be determined based on the level of remuneration of other non-executive Directors, and the experience and qualification of Mr. Xu. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders regarding his appointment.

(l) Mr. Tu Shiming ([illegible]士明), aged 43, is currently the deputy head of the compliance department of CSGC. Mr. Tu graduated from the Shanghai University of Finance & Economics in 1983, majoring in accounting. He began his career in the shipping industry in 1983. Between November 1996 and December 1997, Mr. Tu held the post of the unit head of the finance unit of CSDC. Between December 1997 and March 2005, Mr. Tu held the posts of officer, deputy head and head of the audit division of the compliance department of CSGC in succession.

In addition, Mr. Tu currently holds positions in the following companies:

(1) Supervisor of subsidiaries of CSGC –

China Shipping (North America) Holding Co., Ltd.
China Shipping (Europe) Holding Co., Ltd.
China Shipping (Singapore) Holding Co., Ltd.
China Shipping (Hongkong) Holding Co., Ltd.
China Shipping Investment Co., Ltd.
China Shipping Industry Co., Ltd.

(2) Supervisor of subsidiaries of the Company –

Shanghai Puhai Shipping Co., Ltd.
China Shipping Container Lines Co., Ltd. Shanghai Company
China Shipping Container Lines Co., Ltd. Guangzhou Company
China Shipping Container Lines Co., Ltd. Dalian Company
China Shipping Container Lines Co., Ltd. Qingdao Company
China Shipping Container Lines Co., Ltd. Tianjin Company
China Shipping Container Lines Co., Ltd. Shenzhen Company
China Shipping Container Lines Co., Ltd. Hainan Company
China Shipping Container Lines Co., Ltd. Xiamen Company

Save as disclosed above, Mr. Tu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company and he does not hold any other positions with the Company or its subsidiaries, nor does he have any other previous experience working for listed companies in the last three years. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Tu will commence from the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Tu (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Supervisor becomes effective and will be determined based on the level of remuneration of other Supervisors, and the experience and qualification of Mr. Tu. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholder regarding his appointment.

(m) Change in use of proceeds

The Company's original plan to apply about RMB500 million out of the proceeds of the listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Listing") for acquiring containers as described in its prospectus dated 4 June 2004 has now been changed. The Company intends to use foreign currency loans, instead of part of the Listing proceeds, to finance the acquisition of containers, in order to acquire such containers at a lower price.

The Listing proceeds of about RMB500 million will instead be used for the acquisition of vessels. As a result of the above change, the Company will have a total of about RMB3,300 million out of its Listing proceeds for acquiring vessels to further strengthen its fleet.

The board of directors of the Company as at the date of this announcement comprises Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Yan Mingyi, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
26 August 2005

• *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

...has escalated substantially.

Its fuel costs surged 88.6 per cent to 3.6 billion yuan and grew 43.4 per cent on a per kilowatt-hour basis.

First-half gross profit margin fell to 20.96 per cent from 32.02 per cent in the same period last year.

According to the National Statistics Bureau, the power sector as a ...profit, saw its unit fuel costs rise 22 per cent.

Huadian's administration costs jumped 34.06 per cent year on year to 381 million yuan in the period, due largely to a 44 million yuan rise in pollution charges.

No interim dividend was recommended. *An interim dividend of two fen per share was paid last year.* ...efficiency.

By 2010, 5.34 gigawatts (GW) of small plants will be closed, 44.9 per cent of which are in Central China. Some 4.02 GW are scheduled to be closed between next year and 2008.

National generation capacity is expected to rise to 510 GW by the *end of the year from 440 GW at the* end of last year.

Sinopec unit warns of profit dive

Giant posts earnings rise but raises fears over input and output price imbalance

PETROCHEMICALS
Eric Ng

Sinopec Shanghai Petrochemical has warned it expects the petrochemical industry's profitability to decline significantly in the second half as greater supply and high oil prices squeeze profit margins.

The company, one of China's largest petrochemical makers, yesterday posted a 15.96 per cent year-on-year rise in net profit to 1.76 billion yuan as turnover increased 23.1 per cent to 21.88 billion yuan.

The better than expected profit was supported by higher output and product prices despite the average cost of raw material crude oil surging 34.95 per cent to 2,875.79 yuan per tonne during the period.

Crude cost accounted for 69.69 per cent of the total cost of sales. Some 95.9 per cent of crude oil the company processed was imported. Profit prospects in the second half were less rosy, it said.

The company expected the price of crude oil to continue to rise due to the limited ability of Organisation of Petroleum Exporting Countries' members to boost production. Additional output by non-Opec producers was expected to fall.

"At the same time, following the completion and operation of large ethylene projects such as Shanghai Secco and [Nanjing Yangzi-BASF], the imbalance in the supply and demand for petrochemical products on the mainland will subside, and the industry's profitability will significantly decline," it said.

Germany-based BASF's €2.9 billion ($27.7 billion) joint venture petrochemical plant with Sinopec Yangzi Petrochemical as well as Shanghai Petrochemical and parent China Petroleum & Chemical's (Sinopec) joint venture with Britain-based BP in Shanghai came on stream in the second quarter.


Shanghai Petrochemical
Results
Share price ($)
3.50
6 month M yuan
Net profit 1,763
Revenue 21,886
EPS (fen) 24.5
Close: 2.775
Source: Bloomberg
SCMP Graphic
Feb 24 - Aug 25
2.40

Analysts have forecast a 3.67 per cent fall in Shanghai Petrochemical's net profit to 3.82 billion yuan for the whole of this year, according to Thomson First Call.

In the first-half of the year, the company's crude oil processing volume rose 5.52 per cent year on year to 4.78 million tonnes. Its output of diesel surged 18.23 per cent but production of petrol fell 13.01 per cent.

Hit by high crude oil costs and constrained by government price controls, the firm's gross margin on petroleum products fell 14.46 percentage points to 2.11 per cent.

But the gross margins on synthetic fibres, resins, plastics and intermediate petrochemicals all rose from those in the same period last year.

Overall gross margin fell to 14.37 per cent from 16 per cent.

Credit union shift aids ANZ plan

BANKING
Bloomberg in Sydney

Shanghai Rural Credit Co-operatives Union has completed its reorganisation into a bank, clearing the way for the Australia and New Zealand Banking Group (ANZ) to buy a stake.

The credit union, which has more than 4,000 employees in 331 outlets in Shanghai, changed its name to Shanghai Country Commercial Bank and started operating as a commercial lender yesterday.

ANZ, Australia's No 3 lender by assets, said in October last year that it planned to buy 19.9 per cent of the credit union.

"An extensive network is the indisputable advantage that attracts foreign investors," said Liu Xiaochang, a banking analyst at Huatai Securities. "The rural credit union, despite its relatively weak performance, is the last Shanghai-based bank up for grabs."

The central government has spent 169 billion yuan bailing out the nation's 32,854 rural co-operatives since June 2003, as part of a programme to revive the lenders.

The rural co-operatives, which hold 10 per cent of the country's deposits, had a non-performing loan ratio of 17.5 per cent and a capital-adequacy ratio of 2.49 per cent at the end of March.

The banking regulator said rural co-operatives with assets of more than one billion yuan, non-performing loan ratios lower than 15 per cent and capital-adequacy ratios of more than 8 per cent could apply to reorganise into shareholding banks.

Shanghai Rural Credit, set up in 1951 to aid farmers, had more than 115.6 billion yuan in assets, 52.6 billion yuan in loans outstanding and 93.8 billion yuan in deposits at the end of June.

"This is an important milestone for the Shanghai Rural Credit Co-operatives Union and a great achievement for the new bank's management and for the Chinese officials involved," said Elmer Funke Kupper, ANZ's group managing director for Asia-Pacific.